Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2013
Earnings
Income/(Loss) before income taxes	$2,123
Add/(Deduct):
Equity in net income of affiliated companies	(214)
Dividends from affiliated companies	96
Fixed charges excluding capitalized interest	957
Amortization of capitalized interest	11
Earnings/(Losses)	$2,973

Fixed Charges
Interest expense	$912
Interest portion of rental expense (a)	45
Capitalized interest	4
Total fixed charges	$961

Ratios
Ratio of earnings to fixed charges	3.1
__________
(a) One-third of all rental expense is deemed to be interest.